Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration Statement File No. 333-230

This presentation includes statements relating to the company's Acuitas® AMR Gene Panel products, Acuitas Lighthouse® Software, FDA cleared QuickFISH® products, and commercialization plans for these products and services. These statements and other statements regarding our future plans and goals constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties that are often difficult to predict, are beyond our control, and which may cause results to differ materially from expectations. Factors that could cause our results to differ materially from those described include, but are not limited to, our successful development of new products and services, our ability to obtain regulatory clearances and approvals for our products and services, the rate of adoption of our products and services by hospitals and other healthcare providers, the success of our commercialization efforts, the effect on our business of existing and new regulatory requirements, and other economic and competitive factors. For a discussion of the most significant risks and uncertainties associated with OpGen's business, please review our filings with the Securities and Exchange Commission (SEC). You are cautioned not to place undue reliance on these forward-looking statements, which are based on our expectations as of the date of this presentation and speak only as of the date of this presentation. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Free Writing Prospectus

OpGen, Inc. has filed with the SEC a registration statement (File No. 333- 230036) and a preliminary prospectus (the Preliminary Prospectus) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, when they are available, copies of the Preliminary Prospectus may be obtained from Aegis Capital Corp., 810 Seventh Avenue, 18th Floor New York, New York 10019. The most recent Preliminary Prospectus filed with the SEC may be obtained by clicking on the active hyperlink below: https://www.sec.gov/Archives/edgar/data/1293818/000107997319000135/opgen_s1a1.htm

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. Neither the SEC nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy of this presentation.The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

NASDAQ/OPGN Offering size:  Approximately $6,500,000 (100% Primary) over allotment  15% (100% Primary)

1.Research and development and regulatory activities in support of the Company’s anticipated FDA 510(k) submissions for the Acuitas® AMR Gene Panel tests and the Acuitas Lighthouse® Software.
2.Commercialization of the Acuitas RUO products and Acuitas in vitro diagnostic products following receipt of FDA clearance.
3.Investments in manufacturing and operations infrastructure to support sales of the Company’s products.
4.The balance for general corporate purposes.

Sole Book-Runner  Aegis Capital Corp.

Precision medicine company focused on combatting the global antibiotic resistance crisis by leveraging molecular diagnostics, informatics, and genomic analysis  Provider of rapid and actionable information about life threatening drug resistant infections  Building global network of customers and partners to improve patient outcomes, and decrease the spread of infections caused by multidrug-resistant microorganisms, or MDROs   Key product Acuitas® AMR Gene Panel can detect five pathogens and 47 resistance genes, predicting resistance for 9 classes of antibiotics   Collaborations with industry leaders to support the execution of our commercialization strategy as we work to address a $2 billion potential market for precision medicine MDRO solutions

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Productive Industry Relationships for Precision Medicine MDRO Solutions  Activities with top industry players provide validation for technology and bolster commercialization strategy

New York State funding for OpGen and ILÚM to build a sustainable, flexible infectious diseases reporting, tracking and surveillance tool for antimicrobial resistance that can be applied across the State. The goal is to improve patient outcomes and save healthcare dollars  Qiagen Use EZ1 instruments and reagent kits from QIAGEN and sell or place them with customers in the United States for use with the Acuitas® AMR Gene Panel  Thermo Fisher ScientificCombine Thermo Fisher’s real-time PCR solutions with OpGen’s genomic analysis and bioinformatics technology to help healthcare providers rapidly and accurately identify bacterial antibiotic susceptibility using resistance gene profiles  ilum health solutions Provides mobile precision medicine and Antimicrobial Stewardship solutions that accelerate definitive therapy selection and optimize clinical decision support

Acuitas Lighthouse® Antibiotic Resistance Prediction Final training set data and program update •2 million Acuitas Lighthouse data points evaluated from Merck SMART surveillance network •41 unique prediction algorithms coded into Acuitas Lighthouse reporting engine •Final training set data supporting prediction algorithms1

Acuitas® Product Portfolio Regulatory Pathways   AMR Gene Panel u5.47 (Isolates) 510(k), FDA Class II (FDA Submission Q1/Q2 2019)  Identification of bacterial nucleic acids and gene sequences associated with antimicrobial resistance in pure bacterial colonies3 and detection of forty-seven gene sequences associated with antimicrobial resistance to nine antibiotic classes3. In vitro diagnostics and infection control.   Isolates from any primary sample (blood, urine, lung, wounds, other)  ~900 stock isolates, 50 fresh isolates, 4 sites   AMR Gene Panel u5.47 (Urine) De Novo 510(k), FDA Class II2 (FDA Submission Q3 2019) Aid in the diagnosis of specific agents of urinary tract infections (UTI)  for patients at risk of complicated UTI (cUTI). Semi-quantitation of Escherichia coli, Klebsiella pneumoniae, Proteus mirabilis, Pseudomonas aeruginosa and Enterococcus faecalis and forty-seven gene sequences associated with antimicrobial resistance to nine antibiotic classes4   Urine 1,500 fresh urine samples, ~300 contrived  urine samples, 5-8 sites   AcuitasLighthouse Software De Novo 510(k), FDA Class II2 (FDA Submission 2H 2019)  Evaluation of data from the Acuitas AMR Gene Panel u5.47 assay using a series of predictive models and, based on species identified5 to predict resistance for nine classes of antibiotics4   2,000 globally and phenotypically representative stock isolates, 1,500 urine samples and resulting isolates, ~300 contrived urine samples

Value-Generating Collaboration with NY Dept. of Health & ILÚM (Merck)  OpGen will work together with DoH’s Wadsworth Center and ILÚM to develop an infectious disease digital health and precision medicine platform that connects healthcare institutions to DoH and uses genomic microbiology for statewide surveillance and control of antimicrobial resistance   •Implementation based on AMR Gene Panel and Acuitas Lighthouse Software •$1.6 million in 2019 revenue •Five year revenue potential, including expansion to additional states approximately $20 million1   "Groundbreaking partnership between ILÚM Health Solutions, a wholly-owned subsidiary of Merck & Co, OpGen, and the New York State Department of Health to develop a state-of-the-art research program to detect, track and manage antimicrobial-resistant infections at healthcare institutions statewide.” – Gov. Andrew Cuomo, Sept. 2018

Value-Generating Collaboration with NY Dept. of Health & ILÚM (Merck) OpGen will work together with DoH’s Wadsworth Center and ILÚM to develop an infectious disease digital health and precision medicine platform that connects healthcare institutions to DoH and uses genomic microbiology for statewide surveillance and control of antimicrobial resistance  Implementation based on AMR Gene Panel and Acuitas Lighthouse Software •$1.6 million in 2019 revenue •Five year revenue potential, including expansion to additional states approximately $20 million1  "Groundbreaking partnership between ILÚM Health Solutions, a wholly-owned subsidiary of Merck & Co, OpGen, and the New York State Department of Health to develop a state-of-the-art research program to detect, track and manage antimicrobial-resistant infections at healthcare institutions statewide.” – Gov. Andrew Cuomo, Sept. 2018 1. These numbers are solely for illustrative purposes and do not represent any actual transactions. There is no assurance we will capture any share of the estimated revenues illustrated in any of the markets

Infectious Disease Digital Health & Precision Medicine Platform  NYC Pilot creates critical mass of metro area accounts and revenue generation starting Q1 2019  Q2 2019 •Hospital LDT validations and initial testing •Customized Lighthouse Software and real time data monitoring Q1 2019  •Three Tier 1 health systems: 35 hospitals, 12,000 beds, Acuitas Lighthouse® Software and AMR Gene Panel Systems installations  •Wadsworth DoH LDT validation Q3 / Q4 2019  •Prospective AMR Gene Panel Tests

U.S. Commercial Opportunity and Expansion Plans   Expanding base of Acuitas® AMR Gene Panel Systems •12 system placements in Tier One Health Systems and service laboratories •New York City Acuitas installations (3 Health Systems, 35 hospitals)

Acuitas Isolate/Urine indication  initial launch •Post FDA clearance promotional activities •Expanded commercial organization South America / Colombia •INVIMA QuickFISH® regulatory clearance •Clinical decision support software  opportunity

Developing Differentiated Precision Medicine Capabilities OpGen is the only offering combining rapid molecular testing with fast antibiotic-resistance results1  Established Molecular players are focused on pathogen detection with limited ability to do antibiotic decision making. OpGen is paving the way by bringing a differentiated product to the diagnostics ecosystem.

Financial and Operating Highlights  2018 Financial Highlights  •Recurring Revenue base of $2.4 million  •Completion of $860 thousand CDC Contract •$11 million cash burn Other Key Items •15,000 sq. ft. FDA cleared facility (R&D & Mfg.) •46 Employees
•14 Acuitas®AMR Gene Panel System placements   Guidance •Expect growth in top line revenue from Acuitas AMR Gene Panel products (2H19) •Anticipate recognizing the first $1 million from NY State demonstration project milestones (1H19)